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                                                                      EXHIBIT 11


                 OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
                       Computation of Per Share Earnings

Primary earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement by the weighted average number of common shares outstanding. In 1994 and 1993, common shares outstanding included an equivalent number (one-for-one) of common shares, assuming the conversion of Series A Conversion Preferred Stock. On March 1, 1995, the Series A Stock was converted on a one-for-one basis into common stock. Fully diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of outstanding ESOP preferred stock into an equivalent number of common shares at the date of issuance. Net income was reduced by an additional ESOP contribution (differential between the common and ESOP preferred dividend rates under an assumed conversion) necessary to satisfy the debt service requirement.


                 (In thousands)                             YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            1995      1994      1993
                                                            ----      ----      ----
Weighted average number of common shares outstanding
 and common stock equivalents                              24,433    23,303     21,840

Common shares issuable assuming the conversion of
 outstanding ESOP preferred stock at the date of
 issuance                                                   1,131     1,440      1,623

Common shares issuable under outstanding stock options
 and additional remuneration agreements which have a
 dilutive effect on per share earnings                         82        82         24
                                                           ------    ------     ------
Adjusted number of common shares
 outstanding                                               25,646    24,825     23,487
                                                           ======    ======     ======

                 (In millions)
Net income (loss)                                         $   140   $    91    $   (92)

Less ESOP preferred dividend                                   (6)       (7)        (7)
                                                          -------   -------    -------

Net income (loss) adjusted for primary earnings (loss)
 per share                                                $   134   $    84    $   (99)
                                                          =======   =======    =======

Primary earnings (loss) per share                         $  5.50   $  3.65    $ (4.52)
                                                          =======   =======    =======

Net income (loss)                                         $   140   $    91    $   (92)

Less additional ESOP contribution                              (3)       (3)        (2)
                                                          -------   -------    -------

Net income (loss) adjusted for fully diluted earnings
 (loss) per share                                         $   137   $    88    $   (94)
                                                          =======   =======    =======

Fully diluted earnings (loss) per share (1)               $  5.33   $  3.54    $ (4.01)
                                                          =======   =======    =======

Note:
(1)Fully diluted loss per share in 1993 was anti-dilutive and therefore, was not reported on the Income Statement.